Exhibit 1

FORM 51-102F3

MATERIAL CHANGE REPORT

Item 1	Name and Address of Company

North American Palladium Ltd. (the “Company”)

Suite 2350, Royal Bank Plaza, South Tower

200 Bay Street

Toronto, Ontario

M5J 2J2

Item 2	Date of Material Change

November 29, 2013.

Item 3	News Release

A news release with respect to the material changes referred to in this report was issued by the Company on December 2, 2013 through the facilities of Marketwired and filed on the System for Electronic Document Analysis and Retrieval.

Item 4	Summary of Material Change

On November 29, 2013, the Company amended its US$130 million senior secured term loan with Brookfield Capital Partners Ltd. (“Brookfield”) resulting in an additional advance of US$21.4 million of cash to support working capital needs and continue funding operating and capital expenditures at its Lac des Iles (“LDI”) palladium mine.

Item 5	Full Description of Material Change

The Company amended its US$130 million senior secured term loan with Brookfield resulting in an additional advance of US$21.4 million of cash to support working capital needs and continue funding operating and capital expenditures at LDI. The cash received consists of an additional US$15 million added to the existing facility and a refund of US$6.4 million of cash interest previously paid to Brookfield. The loan is secured by first priority security on the Company’s fixed assets and second priority security on the Company’s accounts receivable and inventory.

Pursuant to the amendment, the interest rate will be recalculated as if the Company had elected to accrue interest on the loan from the date of the original closing of its loan with Brookfield (June 7, 2013), resulting in a 4% increase of the interest rate from 15% to 19% until the Company elects to revert to cash interest payments. At such time as the Company elects to revert to cash interest payments, the interest rate returns to 15% per annum on the principal amount outstanding, which principal amount includes capitalized interest. Pursuant to the amendment, prepayment of any principal (including capitalized interest) would be subject to a prepayment fee and voluntary prepayment conditions.

As a result of the retroactive application of the 19% interest rate to June 7, 2013, an aggregate US$169.7 million principal is outstanding under the loan consisting of: US$148.9 million of loan and capitalized commitment fees; US$12.7 million of accrued and capitalized interest; and US$8.1 million of a capitalized amendment fee. The Company estimates that it will record a non-cash loss of approximately C$14.5 million in the fourth quarter of 2013 related to the accounting treatment of the amendment.

The additional proceeds are expected to support the Company’s working capital needs and enable the Company to continue funding its operating and capital expenditures. The Company recognizes that there are further funding needs required to achieve sustainable operations that are expected to be breakeven or cash flow positive during 2014. Accordingly, the Company is currently actively engaged in discussions about securing additional financing. While the Company has been successful at securing financings in the past, there is no certainty that the required financing will be available, or if available, on acceptable terms.

Cautionary Statement on Forward-Looking Information

Certain information contained in this news release constitutes ‘forward-looking statements’ within the meaning of the ‘safe harbor’ provisions of the United States Private Securities Litigation Reform Act of 1995 and Canadian securities laws. All statements other than statements of historical fact are forward-looking statements. The words ‘will’, ‘expect’, ‘would’, ‘could’, ‘estimate’ and similar expressions identify forward-looking statements. Forward-looking statements in this news release include, without limitation: the use of proceeds, information pertaining to the Company’s strategy, plans or future financial or operating performance, such as the Company’s LDI mine expansion, timelines, production plans, projected expenditures, operating cost estimates and other statements that express management’s expectations or estimates of future performance. The Company cautions the reader that such forward-looking statements involve known and unknown risk factors that may cause the actual results to be materially different from those expressed or implied by the forward-looking statements. Such risk factors include, but are not limited to: the risk that the Company may not be able to obtain sufficient financing to fund current capital needs including capital expenditures required to continue the LDI mine expansion, the risk that the Company will not be able to meet its financial obligations as they become due, the possibility that metal prices and foreign exchange rates may fluctuate, inherent risks associated with exploration, mining and processing, the possibility that the LDI mine may not perform as planned, and risks related to the availability of skilled labour. For more details on these and other risk factors see the Company’s most recent Form 40-F/Annual Information Form on file with the SEC and Canadian provincial securities regulatory authorities.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant business, economic and competitive uncertainties and contingencies. The factors and assumptions contained in this material change report, which may prove to be incorrect, include, but are not limited to: that the Company will continue in operation for the foreseeable future and will be able to realize its assets and discharge its liabilities in the normal course of business, that metal prices and exchange rates between the Canadian and United States dollar will be consistent with the Company’s expectations, that there will be no material delays affecting operations or the timing of ongoing development projects, including commissioning the shaft, and that prices for key mining and construction supplies will remain consistent with the Company’s expectations. The forward-looking statements are not guarantees of future performance. The Company disclaims any obligation to update or revise any forward-looking statements, whether as a result of new information, events or otherwise, except as expressly required by law. Readers are cautioned not to put undue reliance on these forward-looking statements.

Item 6	Reliance on subsection 7.1(2) of National Instrument 51-102

This report is not being filed on a confidential basis.

Item 7	Omitted Information

No information has been omitted on the basis that it is confidential.

Item 8	Executive Officer

Tess Lofsky

Vice President, General Counsel & Corporate Secretary

(416) 360-8782

Item 9	Date of Report

December 9, 2013